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December 3, 2015

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	VAALCO Energy, Inc. (“EGY” or the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A
Filed December 2, 2015 by Group 42, Inc. et al.
File No. 001-32167

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 3, 2015 (the “Staff Letter”) with regard to the above-referenced Revised Preliminary Consent Statement, filed by Group 42, Inc. (“Group 42”) on December 2, 2015 (the “Consent Statement”), in connection with the consent solicitation to be launched by Group 42 (the “Consent Solicitation”).  We have reviewed the Staff Letter with our client, Group 42, and provide the following responses on Group 42’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

The VAALCO Board Ignored Shareholder Input…, page 15

1.
We note the response to prior comment 8. We continue to question whether it is appropriate to characterize an increase of approximately 40.2% to 46.3% as “nearly double.” A doubling would appear to constitute an increase of 100%. Please advise.

Group 42 acknowledges the Staff’s comment and has revised the Consent Statement accordingly.  Please see page 15 of the Consent Statement.

 Form of Consent

2.
We note the response to prior comment 9 and clarify the comment. The instruction advises security holders to write in the names of persons that the security holder does not wish removed, but, at the time the security holder executes the consent, the security holder might not know the names of those future directors. Please revise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 3, 2015

Group 42 acknowledges the Staff’s comment and has revised the Consent Card accordingly.  Please see the Consent Card.

*    *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford